Mail Stop 6010

      September 23, 2005




Mr. Stephen Abely
Chief Financial Officer
Bookham, Inc.
2584 Junction Avenue
San Jose, California 95134

	RE:	Bookham, Inc.
		Form 10-K for the period ended July 2, 2005
		File No. 0-30684
		Form S-3 Amendment No. 1
		File No. 333-127546
		Filed September 9, 2005

Dear Mr. Abely:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form S-3/A filed September 9, 2005

Recent Events, page 49
1. Tell us whether Creekside is a business. That is, describe your consideration of EITF 98-3. If Creekside is a business, tell us when you anticipate providing S-X Rule 3-05 financial statements and
Article 11 pro forma data.
2. As a related matter, if Creekside is not a business tell us why you should not provide pro forma data under S-X Rule 11-01(a)(8). We see, for instance, the significance of the acquired assets to your total assets as of July 2, 2005.
3. You state that you purchased all of the share capital of Creekside. Please tell us what you paid to acquire those shares. Clarify how you accounted for and valued that consideration.
4. Tell us how you intend to value the acquired assets and assumed liabilities. Also, clarify how you intend to record those assets and liabilities in your financial statements. Support your planned accounting in GAAP.
5. Your disclosure suggests that Deutsche Bank or its subsidiaries is responsible for payments to Creekside and that Creekside is then to pass the bulk of the receipts back to Deutsche Bank or its subsidiaries. In a written response explain in more detail the business purpose of the arrangement, the origin of the leases, Creeksides` involvement with those leases before and after the transaction, and the nature and sources of the historical and expected cash flows to and from Creekside. Further clarify the participation of Deutsche Bank and its subsidiaries with the leases and the cash flows. Your response should be detailed and specific in explaining the evolution and terms of the arrangements.
6. Tell us whether and the extent to which you have assumed credit risk on the subleases. That is, tell us and disclose what happens if the underlying lessee(s) default. Clarify whether the aircraft are ultimately in use by or leased to an entity (or entities) other than
Deutsche Bank or its subsidiaries and explain what happens if that entity (or entities) default. Clarify who is entitled to the aircraft collateral in the event of default. Given the significance of the acquired assets to your balance sheet and the fact that you have not traditionally been engaged in aircraft leasing, clarify how you plan on assessing and managing credit risk.
7. You state that Creekside is to be administered by a subsidiary of
Deutsche Bank to ensure that Creekside "complies with its obligations under the lease agreements." If Creekside has obligations beyond repayment of the loans please tell us about those obligations. Also describe Deutsche Bank`s rights and obligations as the administrator.

8. Please tell us what you mean by a "head lease." Clarify the significance of Creekside being identified as the "head lessee." As head lessee, clarify the nature and extent of Creekside`s association with the underlying aircraft.
9. Please clarify the extent to which the expected cash flows to Bookham as described in the first paragraph are dependent on utilization of Bookham`s tax losses. You indicate in a risk factor on page 13 that there is cash flow risk if you are not able to use or generate tax losses. Tell us about the nature and extent of any contingencies related to use of those tax losses, including the nature and extent of any risk if the arrangement is questioned by government tax examiners.
10. Please note that we may have comment about disclosure once we review the responses to these comments.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian
Cascio, Accounting Branch Chief, at (202) 551-3676.

							Sincerely,


							Gary Todd
							Reviewing Accountant

cc:	Eduardo Aleman, Staff Attorney
	John A. Burgess
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Stephen Abely
Bookham, Inc.
September 23, 2005
Page 4